FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	…………………………………………………… ,	2012……

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.…………………

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 28, 2012.	….	By ……/s/…… Toshihide Aoki ………
(Signature)*

Toshihide Aoki
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Interim Report for the 112th Business Term

Index

To Our Shareholders	P. 1

Long-Term Management Plan
Excellent Global Corporation Plan Phase IV (2011~2015)	P. 3

Financial Information
Highlights of Financial Results	P. 5
Business Conditions by Operations	P. 6
1 Office Business Unit	P. 7
2 Imaging System Business Unit	P. 9
3 Industry and Others Business Unit	P. 11

TOPICS
As a Member of Society	P. 13

Consolidated Financial Statements
Consolidated Financial Statements	P. 15

Corporate Information
Corporate Profile	P. 17
Directors and Corporate Auditors	P. 18
Canon Group Network	P. 19
Shares of the Company	P. 21

To  Our  Shareholders

       We would like to present our report for the summary of the first half of our 112th business term (from January 1, 2012 to June 30, 2012).

       The global economy during the first half of the current business term weakened on an overall basis due to factors like worsening of the eurozone sovereign debt crisis and slower economic growth in China and other emerging economies. In Japan, economic conditions remained difficult, however, elements such as demand growth related to recovery from the Great East Japan Earthquake, supported a modest recovery trend. In foreign exchange markets, the yen temporarily appeared to back down from historic highs marked against the U.S. dollar and euro in the second half of the previous business term. However, there was a high yen trend, and particularly against the euro, the yen was up significantly compared to the level for the first half of the previous business term.

       Under such business conditions, the Canon Group entered the second year of Phase IV (2011 to 2015) of our “Excellent Global Corporation Plan” in the current business term. The previous business term, first year of this undertaking was plagued by a series of ordeals including the Great East Japan Earthquake and flooding in Thailand. In the current business term, we have overcome these obstacles and have worked on the key strategies of “Phase IV” in various areas like introducing

1

innovative products and services, strengthening our global sales capabilities, lowering our cost-to-sales ratio, and accelerating integration of Océ N.V., which became a consolidated subsidiary two years ago.

       As a result, regarding the earnings for the first half of the current business term, on a consolidated basis, we recorded net sales of 1,728.4 billion yen (up 3.1% from the first half of 2011), income before income taxes of 178.3 billion yen (up 8.9%), and net income attributable to Canon Inc. of 113.3 billion yen (up 3.6%). Also on a non-consolidated basis, we recorded net sales of 1,083.7 billion yen (up 8.3%), ordinary profit of 131.1 billion yen (down 10.8%), and net income of 87.8 billion yen (down 3.0%).

       For the interim dividend, we have decided to pay 60.00 yen per share from August 27.

       As for business conditions in the second half, the future of the global economy is uncertain owing to factors such as risks of worsening economic conditions in Europe and prolongation of the economic deceleration in China. Yen appreciation, as well, remains a concern.

       Even in the face of these conditions, the Canon Group is united in its commitment to further improve our business results.

       We look forward to your continued support and encouragement.

August, 2012	FUJIO MITARAI
Chairman & CEO

Long-Term Management Plan
Excellent Global Corporation Plan Phase IV (2011~2015)

Basic Policy

“Transformation”

Change or transform for revolutionary advancement

Facing times of great change in which the world’s economic geography and industrial structure are being drastically transformed,

Canon constantly pursues changes in order to accommodate the changing times and move forward.

<Slogan>

“Aiming for the Summit —Speed & Sound Growth—”

Key Strategies

Achieve the overwhelming No. 1 position in all core businesses and expand related and peripheral businesses	Develop new business through globalized diversification and establish the Three Regional Headquarters management system

Introduce competitive products through innovation, expand profits through solutions and services, and comprehensively reinforce and expand peripheral and related business areas.

Cultivate “medical” and “industrial equipment” as the core elements of our new business, and also aim for global development by setting up research and development structures in each of our three regional headquarters, in Japan, the United States and Europe, for globalized diversification.

Canon Inc. 112th Interim Business Report

Establish a world-leading globally optimized production system

Comprehensively assess logistics, procurement, workforce, and also risk, to realize the optimal allocation of production bases, and promote in-house production and automation of production.

Build foundations as an environmentally advanced corporation

Focus our attention, not just on the development of products with the highest environmental performance, but also on reducing the environmental impact of all of our corporate activities, and pursue efforts targeting both corporate growth and environmental protection.

Comprehensively reinforce global sales capabilities

Advance business development in emerging countries in regions such as Asia, South America and Africa, which will become the centers of world growth from now, while bolstering the solution business in developed countries’ markets.

Impart a corporate culture, and cultivate human resources befitting of a truly excellent company

Display “the San-Ji Spirit (Three Selfs: Self-motivation, Self-management and Self-awareness)” to the greatest extent possible, extend our “enterprising spirit” to establish a corporate culture in which undertaking change is the norm, and pass on this culture to future generation, and focus on the cultivation of global human resources.

Financial Information

Highlights of Financial Results

1

Net sales for the first half of the current business term increased by 3.1% in comparison to the first half of 2011 on a consolidated basis. This was because of our sales expansion efforts centered on highly competitive products amid difficult business conditions including economic stagnation in Europe and appreciation of the yen.

2

Furthermore, as a result of steps to improve the quality of management, such as ongoing activities to lower the cost-to-sales ratio and the implementation of Group wide activities to reduce expenses, net income attributable to Canon Inc. rose 3.6% in comparison to the first half of 2011 on a consolidated basis, resulting in an increase in revenue and profits.

Change in Profits

Canon Inc. 112th Interim Business Report

Business Conditions by Operations

Sales by Operations (Consolidated) and Constituent Ratio

(100 MILLIONS OF YEN)

Business Conditions by Operations 1 Office Business Unit

Despite stagnating conditions in Europe, the market for office multifunction devices advanced at a steady pace in general, buoyed by a market recovery from the earthquake in Japan, and other factors, as well. In the Japanese market, the Canon Group posted sales gains by pursuing a sales strategy emphasizing new or replacement demand. The “imageRUNNER ADVANCE C5000” series of A3 medium to high-speed color machines performed particularly well, achieving solid results in both the U.S. and Europe as well. Meanwhile, economically priced offerings, like the “imageRUNNER 2500” series and other monochrome machines and the “imageRUNNER ADVANCE C2000” series of color machines, sold well in China. Therefore, for office multifunction devices, both unit sales and sales revenue rose compared to the first half of the previous business term.

Digital production printing systems turned in solid performances basically in all geographic areas. Notably strong results were recorded for light-production monochrome machines and mid-production color machines. In Europe, products sold through the sales network of Océ N.V., mainly the “imagePRESS C6010VPS,” a product developed jointly with them, posted strong performances, while Océ N.V.’s “VarioPrint 6000” series and “VarioPrint 135” series products contributed to expanding our share in the monochrome high-speed machine market. Both Canon’s and Océ N.V.’s products received many inquiries at “drupa2012,” the world’s largest trade show for printing-related equipment, held in May in Germany.

* Shown equipped with options including “Inner Finisher-A1”

imageRUNNER ADVANCE C5035

A3 medium to high-speed color multifunction device that can meet all user’s document needs through strong coordination with its IT environment and linkage with a variety of system and application software.

Océ VarioPrint 6000 Ultra

High-speed and productive digital duplex printing system utilizing Océ Gemini technology to realize printing speeds of up to 314 pages per minute on A4 paper, printing both sides in a single pass.

Canon Inc. 112th Interim Business Report

For laser multifunction devices, laser printers, and personal-use copying machines for small to mid-sized businesses, unit sales and sales revenue results came in lower than levels posted for the first half of the previous business term as a whole, affected by stagnation in the European economy and slowing growth in Asia, and other factors. Laser multifunction devices, however, posted higher unit sales in Europe.

Turning to OEM-brand laser multifunction devices and laser printers, orders from OEM customers were sluggish due to economic stagnation in the U.S. and Europe. In addition, due to the effects of the strong yen, sales revenues were down slightly.

As a result of the above, sales for this business unit decreased by 5.8% on a consolidated basis, in comparison to the first half of 2011.

Satera LBP9650Ci

A3 color laser printer offering 30 pages per minute high-speed output in both color and monochrome, and the first in the Satera series to be equipped with MEAP (Multifunctional Embedded Application Platform) as standard.

Business Conditions by Operations 2 Imaging System Business Unit

Market for interchangeable-lens digital cameras performed well in all geographic areas, and generally demonstrated expanding growth especially since April. Under such conditions, the “EOS 60D,” introduced in 2010, and the new “EOS 5D Mark III,” both advanced amateur models, and the “EOS Kiss X5,” an entry-level model, sold well respectively and sales in all geographic areas were very strong. As a result, unit sales and sales revenues for interchangeable-lens digital cameras surpassed results for the first half of the previous business term by a significant margin, allowing us to firmly retain its No. 1 market share position in worldwide unit sales.

EOS 5D Mark III

Advanced amateur model interchangeable-lens digital camera equipped with CMOS sensor with approximately 22.3 megapixels, boasting outstanding image quality suitable for creating professional still image compositions and movies.

    Demand for compact digital cameras has been trending lower in both leading industrialized countries and China, but has generally been expanding in emerging economies other than China. Both unit sales and sales revenues for compact digital cameras exceeded results for the first half of the previous business term, with sales contributions by products like “PowerShot SX40 HS,” equipped with a 35x optical super zoom lens.

    In the contracting digital camcorder market, sales expansion efforts concentrating on high-definition products made it possible to maintain unit sales at the same level as for the first half of the previous business term, and with higher sales revenue. In addition, the “EOS C300,” which comprises the “CINEMA EOS SYSTEM” that was newly introduced as an initial entry into the motion picture production industry, has won favorable reviews, and its sales got off to a solid start.

EOS C300 Our first digital cinema camera equipped with a Super 35 mm-equivalent large CMOS sensor.

Canon Inc. 112th Interim Business Report

Inkjet printers suffered from product supply shortages in the first quarter due to last year’s flooding in Thailand. Efforts to rapidly restore production operations succeeded to the extent that local unit sales in the second quarter surpassed the level of the second quarter of the previous business term. The sales revenues for the first half of the current business term, however, fell short of the figure for the first half of the previous business term. Measures aimed at increasing sales revenues have been taken by enhancing product line-up mainly for top-of-the-line products, including the “PIXUS MX893” business-use multifunction device and “PIXUS PRO-1” professional model with 12-color ink. On another front, we entered the commercial photo printer market by starting shipments of the “DreamLabo 5000,” a new product announced last year.

For large-format inkjet printers, the introduction of new products and pursuit of sales promotion efforts tailored to local markets produced a steady increase in unit sales, even with no appreciable change in overall market size.

As a result of the above, sales for this business unit increased by 13.7% on a consolidated basis, in comparison to the first half of 2011.

DreamLabo 5000

Commercial photo printer that delivers high-quality photos and detailed text with high productivity to support a variety of high value-added output, from photo merchandise to high-quality POD (Print on Demand) offerings. .

Business Conditions by Operations 3 Industry and Others Business Unit

Turning to semiconductor lithography equipment, capital investment by semiconductor manufacturers was solid mainly in NAND flash memory and image sensor production facilities, supported by demand for smartphones and tablet PCs and other devices. Under such conditions, efforts to build systems of development, production, and sales that more accurately identify customer needs and respond to them rapidly succeeded in greatly increasing unit sales and sales revenues primarily for the “FPA-5510iZ” and other i-line steppers. In June, we announced the “FPA-3030i5+,” which is well suited for green device manufacturing, including LED and power-semiconductor, useful for reducing environmental burden.

In flat-panel-display lithography equipment, where many panel manufacturers still remain cautious about capital investment, investments especially in facilities for the large-sized panels in which we specialize has remained stagnant. Nevertheless, unit sales and sales revenues were up compared to the first half of the previous business term, when both were at a lower level.

Turning to medical equipment, unit sales and sales revenues for ophthalmic products declined. Unit sales of our mainstay digital radiography systems, however, rose solidly mainly from significant gains in Asia. Sales of the “CXDI-70C Wireless” and other wireless products were particularly strong.

FPA-3030i5+

Semiconductor lithography equipment for green device manufacturing responding to rising awareness of clean energy and energy conservation, including LED and power-semiconductor, for which the market is expected to grow.

CXDI-501C A slim, lightweight and highly sensitive digital radiography system that incorporates a convenient handle design for superior portability.

The document scanners manufactured by Canon Electronics Inc. experienced a demand recovery in North America and exceptionally strong sales in China and other emerging economies, resulting in higher unit sales and sales revenues.

The vacuum thin-film deposition equipment manufactured by Canon ANELVA Corporation, also benefiting from demand for products such as smartphones and tablet PCs, posted sales revenues significantly above the result for the first half of the previous business term.

Canon Inc. 112th Interim Business Report

The die bonders manufactured by Canon Machinery Inc. recorded no increase in orders, because demand by semiconductor manufacturers failed to recover. Their FA system-related devices, however, posted higher sales revenues, with smartphone demand driving an increase in orders for facilities related to compact secondary batteries.

As for the organic LED panel manufacturing equipment manufactured by Canon Tokki Corporation, rising demand for incorporation of organic EL displays in smartphones resulted in higher sales revenues compared to the first half of the previous business term.

As a result of the above, sales for this business unit increased by 13.7% on a consolidated basis, in comparison to the first half of 2011.

imageFORMULA DR-C130 A compact desktop designed document scanner offering high-speed duplex scanning of 60 pages per minute in both color and monochrome.

TOPICS

As a Member of Society

Providing “Community Support in Fukushima”

In May, Canon Inc. and Fukushima Canon Inc. collaborated to hold the “Community Support in Fukushima Single Lens Reflex Digital Camera Photo Shoot” for people now living in Fukushima City, who evacuated from Futabamachi, Fukushima Prefecture due to the Great East Japan Earthquake.

On the day, a camera class and a photo shoot using “EOS Kiss X5” were carried out with the cooperation of the Futabamachi Social Welfare Council. A total of 28 people, from elementary school students to those in their 90s took part in the activity, and visited Mt. Handa Nature Park nearby Koorimachi, Fukushima Prefecture by bus.

This activity was launched with the goals of aiding people in the disaster stricken areas, creating new memories, and helping to foster communication between people. Canon Inc. plans to continue to carry out this activity hereafter, working in cooperation with the Social Welfare Councils in the disaster stricken areas.

New Employee Entrance Ceremony at Canon Wind Inc.

Canon Wind Inc. hired 3 new employees and held an Entrance Ceremony in March.

Canon Wind Inc. is a special subsidiary of Oita Canon Inc., which was established in 2008 as a joint venture with the Gyoun Welfare Association with the aim of promoting employment for people with intellectual disabilities. Now a total of 18 employees are engaged in works such as preparation for assembling digital cameras and packing accessories.

At the “Forum of employment support for people with disabilities” targeted toward people involved in public administration, education and welfare held at the beginning of the year, continuity of employment at Canon Wind Inc. and progressive measures such as expansion of the range of work using original tools in Canon Wind Inc. attracted attention.

Canon Inc. 112th Interim Business Report

Supporting NCMEC in the U.S.

Canon U.S.A., Inc. has been supporting NCMEC (National Center for Missing & Exploited Children) in the U.S., a nonprofit private organization that has provided support such as preventing the abduction of children as well as helping to find and recover missing children promptly, over a decade.

In June, at the Yankee Stadium in New York, a pre-game ceremony for Canon’s annual promotional day was held. At the ceremony, Canon U.S.A., Inc. introduced its support activities for NCMEC, and Senior Vice President Junichi Yoshitake of Canon U.S.A., Inc. presented John Walsh, the incoming Chairman of NCMEC with a donation of $470,000.

Canon (China) Co., Ltd. conducted Planting Forest Program

In April, Canon (China) Co., Ltd. conducted the “Green Pioneer” volunteer tree-planting activity in Beijing and 175 people including President & CEO Hideki Ozawa of Canon (China) Co., Ltd. took part.

“Green Pioneer” is an environmental activity started by Canon (China) Co., Ltd. in 2007. During this year, this activity was held in 10 regions including, Wuhan, Xi’an and Chengdu as well as Beijing. Participants including Canon (China) Co., Ltd. employees, dealers and suppliers as well as their families planted hundreds of saplings aiming for coexistence with richness and environment. The number of participants is increasing every year and this activity has grown to a large-scale activity with more than 5,000 participants in total.

Consolidated Financial Statements
Consolidated Financial Statements
Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Consolidated Balance Sheets
	As of June 30,	As of December 31,
	2012	2011
ASSETS

Current assets:

Cash and cash equivalents	674,047	773,227

Short-term investments	77,548	125,517

Trade receivables, net	501,303	533,208

Inventories	542,245	476,704

Prepaid expenses and other current assets	256,138	244,649

Total current assets	2,051,281	2,153,305

Noncurrent receivables	16,131	16,772

Investments	52,845	51,790

Property, plant and equipment, net	1,225,165	1,190,836

Intangible assets, net	134,258	138,030

Other assets	381,756	379,994

Total assets	3,861,436	3,930,727

			(Millions of yen	)
	As of June 30,		As of December 31,
	2012		2011
LIABILITIES AND EQUITY

Current liabilities:

Short-term loans and current portion of long-term debt	4,780		8,343

Trade payables	375,617		380,532

Accrued income taxes	63,061		45,900

Accrued expenses	262,394		299,422

Other current liabilities	172,781		159,651
Total current liabilities	878,633		893,848

Long-term debt, excluding current installments	2,553		3,368

Accrued pension and severance cost	249,748		249,604

Other noncurrent liabilities	72,308		70,240
Total liabilities	1,203,242		1,217,060

Commitments and contingent liabilities

Equity:

Canon Inc. stockholders’ equity:

Common stock	174,762		174,762

[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]

[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]

Additional paid-in capital	399,155		401,572

Legal reserve	59,982		59,004

Retained earnings	3,099,617		3,059,298

Accumulated other comprehensive income (loss)	(472,222)		(481,773)

Treasury stock, at cost	(761,677)		(661,731)

[Treasury shares] (share)	[162,596,144	]	[132,231,296	]
Total Canon Inc. stockholders’ equity	2,499,617		2,551,132

Noncontrolling interests	158,577		162,535
Total equity	2,658,194		2,713,667
Total liabilities and equity	3,861,436		3,930,727

Canon Inc. 112th Interim Business Report

Consolidated Statements of Income	(Millions of yen	)

	Six months ended June 30, 2012	Six months ended June 30, 2011

Net sales	1,728,445	1,675,765

Cost of sales	897,626	851,029
Gross profit	830,819	824,736

Operating expenses:

Selling, general and administrative expenses	506,191	517,649

Research and development expenses	149,353	146,174

	655,544	663,823

Operating profit	175,275	160,913

Other income (deductions):

Interest and dividend income	3,574	3,760

Interest expense	(375)	(672)

Other, net	(205)	(342)

	2,994	2,746

Income before income taxes	178,269	163,659

Income taxes	61,503	52,259

Consolidated net income	116,766	111,400

Less: Net income attributable to noncontrolling interests	3,514	2,077

Net income attributable to Canon Inc.	113,252	109,323

Notes to Consolidated Balance Sheets
<Notes to Consolidated Balance Sheet as of June 30, 2012>
1.	Allowance for doubtful receivables:	11,621 million yen
2.	Accumulated depreciation:	2,064,046 million yen
3.

Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.

4.	Guarantee obligations for bank loans taken out by employees:	13,704 million yen
5.	The number of consolidated subsidiaries and affiliated companies accounted for by the equity method was 278 and 10 respectively.
<Note to per share information as of June 30, 2012>
Canon Inc. stockholders' equity per share		2,134.30 yen

Note to Consolidated Statements of Income
<Note to per share information for the six months ended June 30, 2012>
Net income attributable to Canon Inc. stockholders per share
	Basic	95.26 yen
	Diluted	95.26 yen

Corporate Information Corporate Profile (As of June 30, 2012)

Company Name	Canon Inc.
Founded	August 10, 1937
Headquarters	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501
Phone	(81) 3-3758-2111
Common Stock	174,762 million yen
Stock Exchange Listings

First Section of the Tokyo Stock Exchange

First Section of the Osaka Securities Exchange

First Section of the Nagoya Stock Exchange

The Fukuoka Stock Exchange

The Sapporo Securities Exchange

The New York Stock Exchange

Accounting Auditor	Ernst & Young ShinNihon LLC Hibiya Kokusai Building 2-3, Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo

Canon Inc. 112th Interim Business Report

Directors and Corporate Auditors (As of June 30, 2012)

Directors and Corporate Auditors

Position	Name	Business in Charge or Important Concurrent Posts
Chairman & CEO	Fujio Mitarai	CEO Corporate Auditor of The Yomiuri Shimbun Holdings
Executive Vice President	Toshizo Tanaka	CFO Group Executive of Finance & Accounting Headquarters Group Executive of Facilities Management Headquarters Vice Chairman of the Supervisory Board of Océ N.V.
Executive Vice President	Toshiaki Ikoma	CTO Group Executive of Corporate R&D
Executive Vice President	Kunio Watanabe	Group Executive of Corporate Planning Development Headquarters
Senior Managing Director	Yoroku Adachi	President & CEO of Canon U.S.A., Inc.
Senior Managing Director	Yasuo Mitsuhashi	Chief Executive of Peripheral Products Operations
Senior Managing Director	Shigeyuki Matsumoto	Group Executive of Device Technology Development Headquarters
Senior Managing Director	Toshio Homma	Group Executive of Global Procurement Headquarters
Senior Managing Director	Masaki Nakaoka	Chief Executive of Office Imaging Products Operations
Senior Managing Director	Haruhisa Honda	Group Executive of Production Engineering Headquarters
Managing Director	Hideki Ozawa	President & CEO of Canon (China) Co., Ltd.
Managing Director	Masaya Maeda	Chief Executive of Image Communication Products Operations
Director	Yasuhiro Tani	Group Executive of Digital Platform Technology Development Headquarters
Director	Makoto Araki	Group Executive of Information & Communication Systems Headquarters
Director	*Hiroyuki Suematsu	Group Executive of Environment & Quality Headquarters
Director	*Shigeyuki Uzawa	Chief Executive of Optical Products Operations
Director	*Kenichi Nagasawa	Group Executive of Corporate Intellectual Property and Legal Headquarters
Director	*Naoji Otsuka	Chief Executive of Inkjet Products Operations
Corporate Auditor	Shunji Onda	Corporate Auditor of Canon Electronics Inc.
Corporate Auditor	*Kengo Uramoto	Corporate Auditor of Canon Marketing Japan Inc.
Corporate Auditor	Tadashi Ohe	Attorney Corporate Auditor of Marui Group Co., Ltd. Corporate Auditor of Kao Corporation
Corporate Auditor	Kazunori Watanabe	Certified Public Accountant Corporate Auditor of Canon Electronics Inc.
Corporate Auditor	Kuniyoshi Kitamura	Corporate Auditor of Canon Marketing Japan Inc.

Executive Officers

Position	Name	Business in Charge or Important Concurrent Posts
Senior Executive Officer	Sachio Kageyama	Group Executive of Global Manufacturing Headquarters
Senior Executive Officer	Masanori Yamada	Deputy Chief Executive of Office Imaging Products Operations
Senior Executive Officer	Akio Noguchi	Deputy Chief Executive of Peripheral Products Operations
Executive Officer	Seymour Liebman	Executive Vice President of Canon U.S.A., Inc. Member of the Supervisory Board of Océ N.V.
Executive Officer	Masato Okada	Deputy Chief Executive of Image Communication Products Operations
Executive Officer	Yukiaki Hashimoto	Group Executive of Medical Equipment Group
Executive Officer	Akiyoshi Kimura	Deputy Chief Executive of Office Imaging Products Operations
Executive Officer	Kazuto Ogawa	President & CEO of Canon Canada Inc.
Executive Officer	Kenji Kobayashi	President & CEO of Canon France S.A.S.
Executive Officer	Ryuichi Ebinuma	Group Executive of Core Technology R&D Group, Corporate R&D
Executive Officer	Rokus van Iperen	President & CEO of Canon Europa N.V. President & CEO of Canon Europe Ltd.
Executive Officer	Yuichi Ishizuka	Executive Vice President of Canon U.S.A., Inc.
Executive Officer	Aitake Wakiya	Deputy Group Executive of Finance & Accounting Headquarters
Executive Officer	Kazuhiko Noguchi	Group Executive of Public Affairs Headquarters
Executive Officer	Kazuto Ono	Group Executive of Human Resources Management & Organization Headquarters
Executive Officer	Eiji Osanai	Deputy Group Executive of Production Engineering Headquarters
Executive Officer	Hiroaki Takeishi	Group Executive of Semiconductor Production Equipment Group, Optical Products Operations

Notes:	1.	Mr. Fujio Mitarai, Mr. Toshizo Tanaka and Mr. Toshiaki Ikoma are Representative Directors.
	2.	Directors and Corporate Auditors with asterisk were newly elected at the Ordinary General Meeting of Shareholders for the 111th Business Term held on March 29, 2012, and assumed their office.
	3.

“Business in Charge or Important Concurrent Posts” of Director Mr. Yasuhiro Tani, as of July 1, 2012, has been changed as follows.

Yasuhiro Tani Group Executive of Digital System Technology Development Headquarters

	4.

Corporate Auditors Mr. Tadashi Ohe, Mr. Kazunori Watanabe and Mr. Kuniyoshi Kitamura are Outside Corporate Auditors defined by Item 16, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Corporate Auditors as independent auditors to Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges as provided under the regulations of each stock exchange.

 Canon Group Network (As of June 30, 2012)

Canon Inc. 112th Interim Business Report

Shares of the Company (As of June 30, 2012)

Number of Shares Issuable:	3,000,000,000 shares

Issued Shares:	1,333,763,464 shares

Capital Stock:	174,761,797,475 yen

Number of Shareholders:	193,059 persons
(Increase of 3,447 persons from the end of the previous term)

Major Shareholders (Ten shareholders)

Name of Shareholders	Number of Shares Held (thousands of shares)	Shareholding Ratio (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	73,988	6.3
The Master Trust Bank of Japan, Ltd. (Trust Account)	73,509	6.3
The Dai-ichi Life Insurance Company, Limited	49,888	4.3
Moxley and Co. LLC	34,300	2.9
SSBT OD05 OMNIBUS ACCOUNT - TREATY CLIENTS	29,320	2.5
Deutsche Securities Inc.	25,679	2.2
State Street Bank and Trust Company	23,842	2.0
State Street Bank and Trust Company	21,324	1.8
Sompo Japan Insurance Inc.	20,189	1.7
State Street Bank and Trust Company 505225	18,193	1.6

Notes:	1.	Shareholding ratio is calculated by deducting the number of treasury shares (162,596 thousand shares) from total shares issued.
2.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement allowance trust.

Share Options

Share Options Issued as Stock Options

	Number of Share Options	Class and Number of Shares to be Acquired	Number of Holders
1st Share Options	4,670 options	Common stock 467,000 shares	52 persons
2nd Share Options	7,054 options	Common stock 705,400 shares	54 persons
3rd Share Options	8,580 options	Common stock 858,000 shares	60 persons
4th Share Options	7,380 options	Common stock 738,000 shares	52 persons

Canon Inc. 112th Interim Business Report

Information on Share Handling Procedures

1.	Should you have any inquiries about the following procedures pertaining to shares of Canon Inc., please contact your securities company etc.

Address change	Name change	Inheritance

Dividend transfer designation	Requests for purchase or sale of shares less than one unit	Issuance of certification such as change in shares
etc.

2.

Should you have any inquiries about the above procedures in cases where your shares are managed in a special account (tokubetsu koza) (*), or about procedures for payment of accrued dividends or the issuance of documents such as statements of payment, Mizuho Trust & Banking Co., Ltd. handles these procedures, so please contact as shown below.

Website	Mizuho Trust & Banking Co., Ltd. (procedures pertaining to shares) http://www.mizuho-tb.co.jp/daikou/index.html
Phone	0120-288-324 (Toll free, available in Japan only) Operating hours: 9:00 – 17:00 (Monday - Friday except national holidays)
Address	Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd. 8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507

* A special account is an account for the management of shares that are not managed at a securities company etc. For the sale of shares that are managed in a special account, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.

For those shareholders who receive dividends by way of “Receipt of Dividend”

The way to receive dividends is shown on the backside of “Receipt of Dividend.”

We recommend one of the following three methods as a safer and more expeditious way to receive dividends. For more information, please ask your securities company etc.

i)           The method of depositing the dividends of all the issues, including shares of Canon Inc., that are managed by a shareholder using securities company accounts into said securities company accounts. (System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts)

ii)          The method of transferring the dividends of all the issues, including shares of Canon Inc., held by a shareholder into one and the same bank deposit account. (System of receiving dividends in the account registered for receipt of dividends)

iii)         The method of transferring dividends into an account at a financial institution such as a bank (including Japan Post Bank). (System of designating an account for each issue held)

* It is not possible to use method i) for shares that are managed in a special account.

* In the case of method ii), it is not possible to choose a Japan Post Bank account as the account into which the dividends are transferred.

Information for Shareholders

To Shareholders Holding Shares Less Than One Unit